UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated April 5, 2012.

Press Release

ABB appoints Prith Banerjee to Executive Committee as Chief Technology Officer

Banerjee to join ABB from Hewlett Packard, to start new role midyear 2012

Zurich, Switzerland, April 5, 2012 — ABB, the leading power and automation technology group, has  appointed Prith Banerjee to its Executive Committee in the role of Chief Technology Officer. Banerjee, 51, will start midyear 2012 and will be based in Zurich.

He joins ABB from Hewlett Packard, where he was Senior Vice President of Research and Director of HP Labs. Prior to that, Banerjee was Professor of Electrical Engineering and Computer Science, as  well as Dean of the College of Engineering at the University of Illinois, Chicago.

Banerjee has also held senior positions at the University of Illinois at Urbana-Champaign and at  Northwestern University. In 2000, he founded AccelChip, Inc., a developer of products and services  for electronic design automation that was acquired by Xilinx in 2006. He succeeds Peter Terwiesch,  who became head of ABB in Germany and manager of ABB’s Central Europe region in July 2011.

“Prith is a creative and entrepreneurial researcher and executive with a wealth of experience in the  business and academic worlds,” said Joe Hogan, ABB’s chief executive officer. “He is well placed to  help ABB build on its heritage of technology innovation and leadership.”

Banerjee has a Bachelor’s degree in Electronics and Electrical Engineering from the Indian Institute  of Technology, Kharagpur, and a Master’s degree and Ph.D. in Electrical Engineering from the  University of Illinois, Urbana.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry  customers to improve their performance while lowering environmental impact. The ABB Group of  companies operates in around 100 countries and employs about 135,000 people.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt, Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 5, 2012	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance